May 5, 2025

Robert D. Bondurant
President and Chief Executive Officer
Martin Midstream Partners L.P.
4200 B Stone Road
Kilgore, TX 75662

       Re: Martin Midstream Partners L.P.
           Registration Statement on Form S-3
           Filed May 2, 2025
           File No. 333-286917
Dear Robert D. Bondurant:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Preston Bernhisel